Exhibit 3.5

SECOND AMENDMENT TO THE
SECOND AMENDED AND RESTATED
AGREEMENT OF LIMITED PARTNERSHIP OF
PEBBLEBROOK HOTEL, L.P.

DESIGNATION OF 6.375% SERIES D
CUMULATIVE REDEEMABLE PREFERRED UNITS

June 8, 2016

Pursuant to Section 4.02 and Article XI of the Second Amended and Restated Agreement of Limited Partnership of Pebblebrook Hotel, L.P. (the “Partnership Agreement”), the General Partner hereby amends the Partnership Agreement as follows in connection with the issuance of 6.375% Series D Cumulative Redeemable Preferred Shares of Beneficial Interest, $0.01 par value per share (the “Series D Preferred Shares”), of Pebblebrook Hotel Trust and the issuance to the General Partner of Series D Preferred Units (as defined below) in exchange for the contribution by the General Partner of the net proceeds from the issuance and sale of the Series D Preferred Shares:

1.    Designation and Number. A series of Preferred Units (as defined below), designated the “6.375% Series D Cumulative Redeemable Preferred Units” (the “Series D Preferred Units”), is hereby established. The number of authorized Series D Preferred Units shall be 5,000,000.
2.    Defined Terms. Capitalized terms used herein and not otherwise defined shall have the meanings given to such terms in the Partnership Agreement. The following defined terms used in this Amendment to the Partnership Agreement shall have the meanings specified below:
“Articles Supplementary” means the Articles Supplementary of the General Partner filed with the State Department of Assessments and Taxation of the State of Maryland on June 3, 2016, designating the terms, rights and preferences of the Series D Preferred Shares.
“Base Liquidation Preference” shall have the meaning provided in Section 6(a).
“Common Share” means one common share of beneficial interest of the General Partner.
“Distribution Record Date” shall have the meaning provided in Section 5(a).
“Junior Preferred Units” shall have the meaning provided in Section 4.
“Net Operating Income” shall have the meaning provided in Section 10(f).
“Parity Preferred Units” shall have the meaning provided in Section 4.
“Partnership Agreement” shall have the meaning provided in the recital above.

“Preferred Units” means all Partnership Interests designated as preferred units by the General Partner from time to time in accordance with Section 4.02 of the Partnership Agreement.
“Senior Preferred Units” shall have the meaning provided in Section 4.
“Series D Preferred Return” shall have the meaning provided in Section 5(a).
“Series D Preferred Shares” shall have the meaning provided in the recital above.
“Series D Preferred Unit Distribution Payment Date” shall have the meaning provided in Section 5(a).
“Series D Preferred Units” shall have the meaning provided in Section 1.
“Special Optional Redemption Right” shall have the meaning provided in the Articles Supplementary.
3.    Maturity. The Series D Preferred Units have no stated maturity and will not be subject to any sinking fund or mandatory redemption.
4.    Rank. The Series D Preferred Units will, with respect to distribution rights and rights upon liquidation, dissolution or winding up of the Partnership, rank (a) prior or senior to all classes or series of Common Units of the Partnership and to all classes or series of Preferred Units ranking junior to the Series D Preferred Units with respect to distribution rights or rights upon liquidation, dissolution or winding up of the Partnership (the “Junior Preferred Units”); (b) on a parity with (i) the 8.00% Series B Cumulative Redeemable Preferred Units, (ii) the 6.50% Series C Cumulative Redeemable Preferred Units, and (iii) all other classes or series of Preferred Units issued by the Partnership, the terms of which specifically provide that such Preferred Units rank on a parity with the Series D Preferred Units with respect to distribution rights and rights upon liquidation, dissolution or winding up of the Partnership (collectively, the “Parity Preferred Units”); (c) junior to all classes or series of Preferred Units issued by the Partnership, the terms of which specifically provide that such Preferred Units rank senior to the Series D Preferred Units with respect to distribution rights or rights upon liquidation, dissolution or winding up of the Partnership (the “Senior Preferred Units”); and (d) junior to all existing and future indebtedness of the Partnership. The term “Preferred Units” does not include convertible debt securities of the Partnership, which shall rank senior to the Series D Preferred Units prior to conversion.
5.    Distributions.
(a) Holders of the Series D Preferred Units shall be entitled to receive, when and as authorized by the General Partner, and declared by the Partnership out of assets of the Partnership legally available for payment, preferential cumulative cash distributions at the rate of 6.375% per annum of the Base Liquidation Preference (as defined below) per unit (equivalent to a fixed annual amount of $1.59375 per unit) (the “Series D Preferred Return”). Such distributions shall be cumulative from and including the date of original issue and shall be payable quarterly, in equal amounts, on the 15th day of January, April, July and October of each year (or, if not a business day, the next succeeding business day, each a “Series D Preferred Unit Distribution Payment Date”) for the period ending on such Series D Preferred Unit Distribution Payment Date, commencing on July 15, 2016. “Business day” shall mean any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions in the City of New York are authorized or required by law, regulation or executive order to close. Any quarterly distribution payable on the Series D Preferred Units for any partial distribution period will be computed on the basis of twelve 30-day months and a 360-day year. Distributions will be payable in arrears to holders of record of the Series D Preferred Units as they appear on the records of the Partnership at the close of business on the applicable record date, which shall be the first day of the calendar month in which the applicable Series D Preferred Unit Distribution Payment Date occurs or such other date designated by the General Partner of the Partnership for the payment of distributions that is not more than 90 nor less than 10 days prior to such Series D Preferred Unit Distribution Payment Date (each, a “Distribution Record Date”).
(b)    No distribution on the Series D Preferred Units shall be authorized by the General Partner or declared or paid or set apart for payment by the Partnership at such time as the terms and provisions of any agreement of the General Partner or the Partnership, including any agreement relating to the indebtedness of either of them, prohibits such declaration, payment or setting apart for payment or provides that such declaration, payment or setting apart for payment would constitute a breach thereof or a default thereunder, or if such declaration or payment shall be restricted or prohibited by law.
(c)    Notwithstanding the foregoing, distributions on the Series D Preferred Units will accrue whether or not the Partnership has earnings, whether or not there are assets legally available for the payment of such distributions and whether or not such distributions are declared and whether or not such is prohibited by agreement. Accumulated but unpaid distributions on the Series D Preferred Units will accumulate as of the Series D Preferred Unit Distribution Payment Date on which they become payable or on the date of redemption, as the case may be. Accrued but unpaid distributions on the Series D Preferred Units will not bear interest and holders of the Series D Preferred Units will not be entitled to any distributions in excess of full cumulative distributions described above. Except as set forth in the next sentence, no distributions will be declared or paid or set apart for payment on any Common Units, Parity Preferred Units or Junior Preferred Units of the Partnership (other than a distribution in Common Units or Junior Preferred Units) for any period unless full cumulative distributions have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof is set apart for such payment on the Series D Preferred Units for all past distribution periods. When distributions are not paid in full (or a sum sufficient for such full payment is not so set apart) upon the Series D Preferred Units and any Parity Preferred Units, all distributions declared upon the Series D Preferred Units and any Parity Preferred Units shall be declared pro rata so that the amount of distributions declared per Series D Preferred Unit and such Parity Preferred Units shall in all cases bear to each other the same ratio that accrued distributions per Series D Preferred Unit and such Parity Preferred Units (which shall not include any accrual in respect of unpaid distributions for prior distribution periods if such Parity Preferred Units do not have a cumulative distribution) bear to each other. No interest, or sum of money in lieu of interest, shall be payable in respect of any distribution payment or payments on Series D Preferred Units which may be in arrears.
(d)    Except as provided in the immediately preceding paragraph, unless full cumulative distributions on the Series D Preferred Units have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof is set apart for payment for all past distribution periods, no distributions (other than in Common Units or Junior Preferred Units of the Partnership) shall be declared or paid or set aside for payment nor shall any other distribution be declared or made upon the Common Units, Parity Preferred Units, or Junior Preferred Units, nor shall any Common Units, Parity Preferred Units, or Junior Preferred Units be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any such Partnership Units) by the Partnership (except (i) by conversion into or exchange for Common Units or Junior Preferred Units of the Partnership, (ii) in connection with the redemption, purchase or acquisition of Partnership Units under incentive, benefit or share purchase plans of the General Partner for officers, trustees or employees or others performing or providing similar services, or (iii) by other redemption, purchase or acquisition of such Partnership Units by the General Partner for the purpose of preserving the General Partner’s status as a REIT). Holders of Series D Preferred Units shall not be entitled to any distribution, whether payable in cash, property or stock, in excess of full cumulative distributions on the Series D Preferred Units as provided above. Any distribution made on the Series D Preferred Units shall first be credited against the earliest accrued but unpaid distribution due with respect to such Partnership Units which remains payable.
(e)    In determining whether a distribution (other than upon voluntary or involuntary liquidation), redemption or other acquisition of the Partnership Units or otherwise is permitted under Delaware law, no effect shall be given to the amounts that would be needed, if the Partnership were to be dissolved at the time of the distribution, to satisfy the preferential rights upon distribution of holders of Partnership Units whose preferential rights are superior to those receiving the distribution.
6.    Liquidation Preference.
(a)    Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Partnership, the holders of the Series D Preferred Units are entitled to be paid out of the assets of the Partnership legally available for distribution to its Partners a liquidation preference of (x) $25 per Series D Preferred Unit (the “Base Liquidation Preference”), plus an amount equal to all accumulated and unpaid distributions to, but not including, the date of payment, in cash before any distribution of assets is made to Common Units or Junior Preferred Units.
(b)    If upon any liquidation, dissolution or winding up of the Partnership, the assets of the Partnership, or proceeds thereof, distributable among the holders of Series D Preferred Units shall be insufficient to pay in full the above described preferential amount and liquidating payments on any other class or series of Parity Preferred Units, then such assets, or the proceeds thereof, shall be distributed among the holders of Series D Preferred Units and any such other

Parity Preferred Units ratably in the same proportion as the respective amounts that would be payable on such Series D Preferred Units and any such other Parity Preferred Units if all amounts payable thereon were paid in full.
(c)    Upon any liquidation, dissolution or winding up of the Partnership, after payment shall have been made in full to the holders of the Series D Preferred Units and any Parity Preferred Units, any other series or class or classes of Junior Preferred Units shall be entitled to receive any and all assets remaining to be paid or distributed, and the holders of the Series D Preferred Units and any Parity Preferred Units shall not be entitled to share therein.
(d)    None of a consolidation, merger or conversion of the Partnership with or into another entity, a merger of another entity with or into the Partnership, or a sale, lease or conveyance of all or substantially all of the Partnership’s property or business shall be considered a liquidation, dissolution or winding up of the affairs of the Partnership.
7.    Redemption.
(a)    Except as described in this section 7, the Series D Preferred Units are not redeemable prior to June 9, 2021. On and after June 9, 2021, the Partnership, at its option, upon not less than 30 nor more than 60 days’ written notice, may redeem the Series D Preferred Units, in whole or in part, at any time or from time to time, for cash at a redemption price equal to the Base Liquidation Preference, per Series D Preferred Unit, plus all accrued and unpaid distributions thereon to, but not including, the date fixed for redemption (the “Redemption Date”), without interest. No Series D Preferred Units may be redeemed except with assets legally available for the payment of the redemption price.
Holders of Series D Preferred Units to be redeemed shall surrender such Series D Preferred Units at the place designated in such notice and shall be entitled to the redemption price and any accrued and unpaid distributions payable upon such redemption following such surrender. If notice of redemption of any of the Series D Preferred Units has been given and if the funds necessary for such redemption have been set aside, separate and apart from other funds, by the Partnership in trust for the pro rata benefit of the holders of any Series D Preferred Units so called for redemption, then from and after the redemption date distributions will cease to accrue on such Series D Preferred Units, such Series D Preferred Units shall no longer be deemed outstanding and all rights of the holders of such Series D Preferred Units will terminate, except the right to receive the redemption price. If less than all of the outstanding Series D Preferred Units are to be redeemed, the Series D Preferred Units to be redeemed shall be selected pro rata (as nearly as may be practicable without creating fractional Partnership Units), by lot.
(b)    Notwithstanding anything to the contrary contained herein, unless full cumulative distributions on all Series D Preferred Units shall have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past distribution periods, no Series D Preferred Units shall be redeemed unless all outstanding Series D Preferred Units are simultaneously redeemed and the Partnership shall not purchase or otherwise acquire directly or indirectly any Series D Preferred Units (except by exchange for Common Units or Junior Preferred Units of the Partnership); provided, however, that the foregoing shall not prevent a redemption or purchase in connection with a redemption or purchase by the General Partner of Series D Preferred Shares pursuant to Article VII of the Declaration of Trust or otherwise in order to ensure that the General Partner remains qualified as a REIT for federal income tax purposes or pursuant to the terms of the Articles Supplementary, or the purchase or acquisition of Series D Preferred Units pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding Series D Preferred Units. In addition, unless full cumulative distributions on all Series D Preferred Units have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past distribution periods, no Series D Preferred Units shall be purchased or otherwise acquired directly or indirectly for any consideration, nor shall any monies be paid to or be made available for a sinking fund for the redemption of, any Series D Preferred Units (except by exchange for Common Units or Junior Preferred Units of the Partnership); provided, however, that the foregoing shall not prevent any purchase or acquisition of Series D Preferred Units for the purpose of preserving the General Partner’s status as a REIT or pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding Series D Preferred Units) or in connection with a redemption by the General Partner of Series D Preferred Shares in accordance with the terms of the Articles Supplementary.
(c)    Notice of redemption of the Series D Preferred Units shall be mailed by the Partnership to each holder of record of the Series D Preferred Units to be redeemed by first class mail, postage prepaid at such holder’s address as the same appears on the records of the Partnership. No failure to give such notice or any defect therein or in the mailing thereof shall affect the validity of the proceedings for the redemption of any Series D Preferred Units except as to the holder to whom notice was defective or not given. Each notice shall state: (i) the Redemption Date; (ii) the redemption price; (iii) the number of Series D Preferred Units to be redeemed; and (iv) the place or places where the Series D Preferred Units are to be surrendered for payment of the redemption price.
(d)    Immediately prior to or upon any redemption of Series D Preferred Units, the Partnership shall pay, in cash, any accumulated and unpaid distributions up to, but not including, the Redemption Date, unless a Redemption Date falls after a Distribution Record Date and prior to the corresponding Series D Preferred Unit Distribution Payment Date, in which case each holder of Series D Preferred Units at the close of business on such Distribution Record Date shall be entitled to the distribution payable on such Partnership Units on the corresponding Series D Preferred Unit Distribution Payment Date notwithstanding the redemption of such Partnership Units before such Series D Preferred Unit Distribution Payment Date. Except as provided above, the Partnership will make no payment or allowance for unpaid distributions, whether or not in arrears, on Series D Preferred Units for which a notice of redemption has been given.
(e)    Notwithstanding anything to the contrary contained herein, the Partnership may redeem one Series D Preferred Unit for each Series D Preferred Share purchased in the open market, through tender or by private agreement by the General Partner.
(f)    All Series D Preferred Units redeemed, purchased or otherwise acquired by the Partnership in any manner whatsoever shall be retired and reclassified as authorized but unissued

Preferred Units, without designation as to class or series, and may thereafter be reissued as any class or series of Preferred Units in accordance with the applicable provisions of the Partnership Agreement.
(g)    Notwithstanding anything to the contrary contained herein, the Partnership may redeem Series D Preferred Units at any time in connection with any redemption by the General Partner of the Series D Preferred Shares, including in connection with the exercise by the General Partner of the Special Optional Redemption Right.
8.    Voting Rights. Holders of the Series D Preferred Units will not have any voting rights.
9.    Conversion. The Series D Preferred Units are not convertible or exchangeable for any other property or securities, except as provided herein.
(a)    In the event that a holder of Series D Preferred Shares of the General Partner exercises its right to convert the Series D Preferred Shares into Common Shares of the General Partner in accordance with the terms of the Articles Supplementary, then, concurrently therewith, an equivalent number of Series D Preferred Units of the Partnership held by the General Partner shall be automatically converted into a number of Common Units of the Partnership equal to the number of Common Shares issued upon conversion of such Series D Preferred Shares; provided, however, that if a holder of Series D Preferred Shares of the General Partner receives cash or other consideration in addition to or in lieu of Common Shares in connection with such conversion, then the General Partner, as the holder of the Series D Preferred Units, shall be entitled to receive cash or such other consideration equal (in amount and form) to the cash or other consideration to be paid by the General Partner to such holder of the Series D Preferred Shares. Any such conversion will be effective at the same time the conversion of Series D Preferred Shares into Common Shares is effective.
(b)    No fractional units will be issued in connection with the conversion of Series D Preferred Units into Common Units. In lieu of fractional Common Units, the General Partner shall be entitled to receive a cash payment in respect of any fractional unit in an amount equal to the fractional interest multiplied by the closing price of a Common Share on the date the Series D Preferred Shares are surrendered for conversion by a holder thereof.
10.    Allocation of Profit and Loss.

Article V, Section 5.01 of the Partnership Agreement is hereby deleted in its entirety and the following new Section 5.01 is inserted in its place:

(a)     Profit. After giving effect to the special allocations set forth in Section 5.01(c), (d), and (e) hereof, and subject to Section 5.01(f), Profit of the Partnership for each fiscal year of the Partnership shall be allocated to the Partners in accordance with their respective Percentage Interests.
(b)    Loss. After giving effect to the special allocations set forth in Section 5.01(c), (d), and (e) hereof, and subject to Section 5.01(f), Loss of the Partnership for each fiscal year of the

Partnership shall be allocated to the Partners in accordance with their respective Percentage Interests.
(c)     Minimum Gain Chargeback. Notwithstanding any provision to the contrary, (i) any expense of the Partnership that is a “nonrecourse deduction” within the meaning of Regulations Section 1.704-2(b)(1) shall be allocated in accordance with the Partners’ respective Percentage Interests, (ii) any expense of the Partnership that is a “partner nonrecourse deduction” within the meaning of Regulations Section 1.704-2(i)(2) shall be allocated to the Partner that bears the “economic risk of loss” of such deduction in accordance with Regulations Section 1.704-2(i)(1), (iii) if there is a net decrease in Partnership Minimum Gain within the meaning of Regulations Section 1.704-2(f)(1) for any Partnership taxable year, then, subject to the exceptions set forth in Regulations Section 1.704-2(f)(2),(3), (4) and (5), items of gain and income shall be allocated among the Partners in accordance with Regulations Section 1.704-2(f) and the ordering rules contained in Regulations Section 1.704-2(j), and (iv) if there is a net decrease in Partner Nonrecourse Debt Minimum Gain within the meaning of Regulations Section 1.704-2(i)(4) for any Partnership taxable year, then, subject to the exceptions set forth in Regulations Section 1.704(2)(g), items of gain and income shall be allocated among the Partners in accordance with Regulations Section 1.704-2(i)(4) and the ordering rules contained in Regulations Section 1.704-2(j). The manner in which it is reasonably expected that the deductions attributable to nonrecourse liabilities will be allocated for purposes of determining a Partner’s share of the nonrecourse liabilities of the Partnership within the meaning of Regulations Section 1.752-3(a)(3) shall be in accordance with a Partner’s Percentage Interest.
(d)    Qualified Income Offset. If a Partner receives in any taxable year an adjustment, allocation or distribution described in subparagraphs (4), (5) or (6) of Regulations Section 1.704-1(b)(2)(ii)(d) that causes or increases a deficit balance in such Partner’s Capital Account that exceeds the sum of such Partner’s shares of Partnership Minimum Gain and Partner Nonrecourse Debt Minimum Gain, as determined in accordance with Regulations Sections 1.704-2(g) and 1.704-2(i), such Partner shall be allocated specially for such taxable year (and, if necessary, later taxable years) items of income and gain in an amount and manner sufficient to eliminate such deficit Capital Account balance as quickly as possible as provided in Regulations Section 1.704-1(b)(2)(ii)(d). After the occurrence of an allocation of income or gain to a Partner in accordance with this Section 5.01(d), to the extent permitted by Regulations Section 1.704-1(b), items of expense or loss shall be allocated to such Partner in an amount necessary to offset the income or gain previously allocated to such Partner under this Section 5.01(d).
(e)    Capital Account Deficits. Loss shall not be allocated to a Limited Partner to the extent that such allocation would cause a deficit in such Partner’s Capital Account (after reduction to reflect the items described in Regulations Section 1.704-1(b)(2)(ii)(d)(4), (5) and (6)) to exceed the sum of such Partner’s shares of Partnership Minimum Gain and Partner Nonrecourse Debt Minimum Gain. Any Loss in excess of that limitation shall be allocated to the General Partner. After the occurrence of an allocation of Loss to the General Partner in accordance with this Section 5.01(e), to the extent permitted by Regulations Section 1.704-1(b), Profit shall be allocated to such Partner in an amount necessary to offset the Loss previously allocated to each Partner under this Section 5.01(e).

(f)     Priority Allocations With Respect To Preferred Units. After giving effect to the allocations set forth in Sections 5.01(c), (d), and (e) hereof, but before giving effect to the allocations set forth in Sections 5.01(a) and 5.01(b), Net Operating Income shall be allocated to the General Partner until the aggregate amount of Net Operating Income allocated to the General Partner under this Section 5.01(f) for the current and all prior years equals the aggregate amount of the Series B Preferred Return, the Series C Preferred Return and the Series D Preferred Return paid to the General Partner for the current and all prior years; provided, however, that the General Partner may, in its discretion, allocate Net Operating Income based on accrued Series B Preferred Return, Series C Preferred Return and Series D Preferred Return with respect to any Series B Preferred Unit Distribution Payment Date, Series C Preferred Unit Distribution Payment Date and Series D Preferred Unit Distribution Payment Date occurring in January if the General Partner sets the Distribution Record Date for such Series B Preferred Unit Distribution Payment Date, Series C Preferred Unit Distribution Payment Date or Series D Preferred Unit Distribution Payment Date on or prior to December 31 of the previous year. For purposes of this Section 5.01(f), “Net Operating Income” means the excess, if any, of the Partnership’s gross income over its expenses (but not taking into account depreciation, amortization, or any other noncash expenses of the Partnership), calculated in accordance with the principles of Section 5.01(i) hereof.
(g)    Special Allocations Regarding LTIP Units.
(1)    Notwithstanding the provisions of Section 5.01(a) and 5.01(b), Liquidating Gains shall be allocated as follows:
(A)    First, to the General Partner and the Limited Partners, except to the extent that a Limited Partner’s interest is attributable to the Limited Partner’s ownership of LTIP Units, to the extent of and in proportion to the amount, if any, by which the balances of the General Partner’s and Limited Partners’ Capital Accounts are less than the balances of the General Partner’s and Limited Partners’ Capital Accounts as of the date on which any LTIP Units were issued, in each case without regard to the Limited Partners’ LTIP Capital Account Balances;
(B)    Second, to the LTIP Unitholders individually in proportion to and to the extent of the amount, if any, by which an LTIP Unitholder’s LTIP Capital Account Balance is less than (a) the Common Unit Economic Balance multiplied by (b) the number of the LTIP Unitholder’s LTIP Units; and
(C)    Third, to the Partners in accordance with their respective Percentage Interests.
(2)    The Partners agree that the intent of Section 5.01(g)(1)(A) is to make the Capital Account balance associated with each LTIP Unit be economically equivalent to the Capital Account balance associated with the General Partner’s Common

Units (on a per-Unit basis), but only to the extent that there are sufficient Liquidating Gains available.
(3)    For the avoidance of doubt, allocations of Liquidating Gains shall be made after all other allocations pursuant to Section 5.01 (including allocations pursuant to the Minimum Gain Chargeback provisions of Section 5.01(c)).
(h)    Allocations Between Transferor and Transferee. If a Partner transfers any part or all of its Partnership Interest, the distributive shares of the various items of Profit and Loss allocable among the Partners during such fiscal year of the Partnership shall be allocated between the transferor and the transferee Partner either (i) as if the Partnership’s fiscal year had ended on the date of the transfer, or (ii) based on the number of days of such fiscal year that each was a Partner without regard to the results of Partnership activities in the respective portions of such fiscal year in which the transferor and the transferee were Partners. The General Partner, in its sole and absolute discretion, shall determine which method shall be used to allocate the distributive shares of the various items of Profit and Loss between the transferor and the transferee Partner.
(i)    Definition of Profit and Loss. “Profit” and “Loss” and any items of income, gain, expense or loss referred to in this Agreement shall be determined in accordance with federal income tax accounting principles, as modified by Regulations Section 1.704-1(b)(2)(iv), except that Profit and Loss shall not include items of income, gain and expense that are specially allocated pursuant to Sections 5.01(c), 5.01(d), 5.01(e), or 5.01(f). All allocations of income, Profit, gain, Loss and expense (and all items contained therein) for federal income tax purposes shall be identical to all allocations of such items set forth in this Section 5.01, except as otherwise required by Section 704(c) of the Code and Regulations Section 1.704-1(b)(4). With respect to properties acquired by the Partnership, the General Partner shall have the authority to elect the method to be used by the Partnership for allocating items of income, gain and expense as required by Section 704(c) of the Code with respect to such properties, and such election shall be binding on all Partners.

11.    Except as modified herein, all terms and conditions of the Partnership Agreement shall remain in full force and effect, which terms and conditions the General Partner hereby ratifies and confirms.

IN WITNESS WHEREOF, the undersigned has executed this Amendment as of the date first set forth above.
GENERAL PARTNER:

PEBBLEBROOK HOTEL TRUST, a Maryland real estate investment trust

By:        /s/ Raymond D. Martz
Name:    Raymond D. Martz

Title:	Executive Vice President, Chief Financial Officer, Treasurer & Secretary

[Signature page for Amendment re: Series D Preferred Units – June 2016]